UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Reports

Second Quarter 2010 Unaudited Financial Results

BEIJING, China—September 13, 2010 —China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a leading media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights1：

■	Total net revenues were RMB56.9 million (US$8.4 million), a decrease of 11.0% from the second quarter of 2009, and an increase of 1.6% from the first quarter of 2010.

■
Operating income was RMB8.1 million (US$1.2 million), compared to an operating loss of RMB14.6 million in the second quarter of 2009 and operating income of RMB13.9 million in the first quarter of 2010.

■	Net income was RMB4.3 million (US$0.6 million), a decrease of 57.0% from the first quarter of 2010, compared to a net loss of RMB9.2 million in the second quarter of 2009.

■
Net cash inflows from operating activities was RMB41.2 million (US$6.1 million), compared to net cash outflows from operating activities of RMB13.5 million in the second quarter of 2009 and net cash inflows from operating activities of RMB40.3 million in the first quarter of 2010.

"As we expected, demand in the advertising market experienced a traditional seasonal decline,” commented Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media. “Our performance was directly impacted because client expense budgets are typically lower in this quarter, and competition for clients’ limited budgets is fierce with continuing pricing pressures. Intense competition has also led to shorter contract periods as clients want to have the flexibility to switch television advertising agencies to achieve lower costs of advertising when opportunities appear. This had a negative impact on our sales of the Daytime Advertising Package and Television Guides on CCTV-1 and CCTV-2. The decrease in sales of the two products impacted our overall revenues, and further caused the decrease of net income in the second quarter. On the other hand, our efforts to promote the sales of, and discipline our investments in, CCTV-4 media resources at the end of 2009 started to pay off in the second quarter of 2010. We have successfully turned the CCTV-4 products profitable in the second quarter of 2010, while we made a loss of more than RMB24 million a year ago.”

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2010, which was RMB6.7815 to US$1.00.  The percentages stated are calculated based on RMB.

“We started to see good results from the promotion of "Periodic China News Package" in the first quarter, and we did not take the strategy of cutting our selling prices like some of our competitors. Instead, we focused our efforts to develop new clients and won several annual contracts. Both the sales revenues and utilization of "Periodic China News Package" have increased significantly from the first quarter of 2010 and we expect this good performance will continue for the rest of the year. With the excellent performance of "Periodic China News Package," we plan to further strengthen our marketing promotions and improve the utilization of "Periodic China News Package," in the second half of 2010, and maximize profits from the program.”

“Our revenues from production and public sponsorship services increased over 100% on both a year-over-year and sequential basis. During the second quarter, we produced a variety of public service announcements based on such themes as clean environment, caring for women’s health and good citizenship, and obtained sponsorship from certain government agencies, non-government organizations and private institutions who considered that their objectives and corporate values could be effectively conveyed to the public through such public service announcements.  In addition as we put in more sales and marketing efforts and our production quality received wider recognition, we obtained more business opportunities for our commercial advertisement production services.  We have successfully won a number of mandates to produce commercial advertisements for a number of well-known brand names in China.

“We expect advertising demand to begin picking up again in the second half of 2010, because there will be a series of trade shows and promotional fairs starting from September. Our targeted customers traditionally place more advertisements in the second half of the year in order to make sure their products receive the right exposure to the market before the end of the year. Internally, we will continue to strengthen our sales activities and adjust our marketing strategy to increase our media resource utilization rate and meet market demand.  In the coming two months, we will also pro-actively look for new clients who would like to participate in the annual CCTV prime time advertisement resources auction event. In the prior year, we successfully introduced solar energy and education industry leaders to CCTV’s prime time auction to serve their advertisement needs. We will continue to do so in the upcoming auction event.”

Mr. Eric Cheung, the Company's Chief Financial Officer, added, "We intend to continue to focus on sales of media resources by expanding our client base and managing our advertising agency clients. By constantly enhancing our creativity and client services, we will provide a one-stop comprehensive solution for our clients. On the capital markets front, in order to help diversify our shareholder base, especially around greater China, and to enhance liquidity of the Company’s shares, we have submitted an application with the Hong Kong Stock Exchange to be dual listed on its main board while maintaining our listing on the New York Stock Exchange. We expect the review process by the Hong Kong Stock Exchange to be finished before the end of the year.”

Second Quarter 2010 Financial Results

Revenues

Revenues from advertising agency services were RMB50.8 million (US$7.5 million) in the second quarter of 2010, a decrease of 17.9% from RMB61.8 million in the second quarter of 2009, and a decrease of 8.4% from RMB55.5 million in the first quarter of 2010. As we expected, the second quarter was a traditionally low season for the “Daytime Advertising Package” and “Television Guides". The holding of the 2010 FIFA World Cup event in June and July of 2010, an event on which some clients preferred to spend their advertising budget over our media resources, and price competition had also led to a loss of revenue.  However, this negative impact has seen partially offset by improved sales results from CCTV-4’s "Periodic China News Package" due to the right investment and pricing strategy we made earlier.

The decrease of advertising revenue from the second quarter of 2009 was mainly due to the pricing pressure we experienced on selling the “Daytime Advertising Package” and the fact that the Company sold less advertising time on CCTV-4 because we reduced our investment in media resources on CCTV-4 from six programs to one program, the "Periodic China News Package."

Revenues from production and sponsorship services were RMB8.9 million (US$1.3 million) in the second quarter of 2010, an increase of 207.6% from RMB2.9 million in the second quarter of 2009, and an increase of 182.0% from RMB3.1 million in the first quarter of 2010. In the second quarter, the Company secured several new clients for sponsorship of public service announcements, which led to a significant growth in revenues from sponsorship services. As for commercial advertising production, the Company’s production capability obtained wider recognition in the industry after winning a series of international awards for a product called “Liquid Ink.”

Operating costs and expenses

Cost of revenues was RMB32.7 million (US$4.8 million) in the second quarter of 2010, a decrease of 49.2% from RMB64.4 million in the second quarter of 2009 and an increase of 11.5% from RMB29.3 million in the first quarter of 2010. The significant decrease in cost of revenues from the second quarter of 2009 was a result of lower media costs for fewer media resources secured on CCTV-4. The increase from the first quarter of 2010 was due to more production and delivery of commercials, advertisements and public service announcements during the quarter.

Sales and marketing expenses were RMB4.0 million (US$0.6 million) in the second quarter of 2010, an increase of 22.7% from RMB3.2 million in the second quarter of 2009 and a decrease of 25.0% from RMB5.3 million in the first quarter of 2010. The increase from the second quarter of 2009 was due to an increase in staff wages and travel expenses as the Company expanded its sales team and strengthened sales efforts. The decrease from the first quarter of 2010 was mainly due to less sales commission distributed in connection with the lower level of advertisement revenues generated in the second quarter,

General and administrative expenses were RMB12.1 million (US$1.8 million) in the second quarter of 2010, an increase of 11.3% from RMB10.9 million in the second quarter of 2009 and an increase of 63.6% from RMB7.4 million in the first quarter of 2010. The increase from the first quarter of 2010 was mainly due to intermediary services fees of sponsors, lawyers and auditors for the dual listing application on the main board of the Hong Kong Stock Exchange.

Operating income, as a result of the foregoing factors, was RMB8.1 million (US$1.2 million) in the second quarter of 2010, compared to an operating loss of RMB14.6 million in the second quarter of 2009 and operating income of RMB13.9 million in the first quarter of 2010. The Company's operating margin was -22.8%, 24.9% and 14.2% for the three months ended June 30, 2009, March 31, 2010 and June 30, 2010, respectively.

Other expenses included an exchange loss of RMB 1.3 million (US$0.2 million) recognized in the second quarter of 2010 as the Company’s functional currency, the RMB, appreciated against the USD while the Company maintained significant USD deposits.

Income tax expense was RMB3.7 million (US$0.5 million) in the second quarter of 2010, as compared to a tax credit of RMB1.8 million in the second quarter of 2009 and a decrease of 20.6% from RMB4.7 million in the first quarter of 2010. The Company's effective tax rate was 16.4%, 31.7% and 46.2% for the three months ended June 30, 2009, March 31, 2010 and June 30, 2010, respectively. The effective tax rate for the second quarter of 2010 was higher than the statutory tax rate mainly due to approximately RMB 4.5 million (US$ 0.7 million) intermediary services expenses incurred in connection with the application for a dual listing on Hong Kong Stock Exchange which were not tax deductible for our operations in China.

Net income was RMB4.3 million (US$0.6 million) in the second quarter of 2010, compared to a net loss of RMB9.2 million in the second quarter of 2009 and representing a decrease of 57.0% from RMB10.1 million in the first quarter of 2010. The Company's net margin was -14.4%, 18.1% and 7.6% for the three months ended June 30, 2009, March 31, 2010 and June 30, 2010, respectively.

Basic and diluted earnings per ADS for the second quarter of 2010 were RMB0.17 (US$0.02), compared to basic loss per ADS of RMB 0.35 for the second quarter of 2009 and basic earnings per ADS of RMB0.38 for the first quarter of 2010.

Each ADS represents 30 ordinary shares.

Cash and cash equivalents

As of June 30, 2010, the Company had RMB543.7 million (USD80.2 million) of cash and cash equivalents, as compared to RMB402.9 million as of March 31, 2010. Cash and cash equivalents increased from redemption of financial products and short-term investments upon maturity together with net cash inflows from operating activities.

Business Outlook

For the third quarter of 2010, the Company currently expects to generate total net revenues of between RMB 50 million and RMB 55 million, which represents a potential decrease of 3.3% to 12.1% from the second quarter of 2010 due to continuous price competition in the market..

This forecast reflects the Company's current and preliminary estimates, which are subject to change.

Conference Call

China Mass Media will host a conference call and live webcast at 9:00 a.m. Eastern Time (EDT) on September 13, 2010, 9:00 p.m. Beijing time on September 13, 2010.

The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number:    +1 866 543 6405
- International dial-in number:   +1 617 213 8897
- China Toll Free Number:  + 10 800 152 1490 (North)
+10 800 130 0399 (South)
- Hong Kong Toll Free Number: + 800 96 3844
Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number:  +1 888 286 8010
- International dial-in number:  +1 617 801 6888
Passcode:   29671880

Safe Harbor Statement:

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words anticipates, believes, could, estimates, expects, intends, may, plans, seeks, would, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For further information, contact:

China Mass Media Corp.

Julie Sun
V.P. Corporate Development
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100032
P. R. China
Tel:  86 10 8809 1050
E-mail: juliesun@chinammia.com

Christensen
Hong Kong：	U.S.:
Roger Hu, +852 2117 0861	Linda Bergkamp, +1-480-614-3004
rhu@ChristensenIR.com	lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	61,838,249	55,466,324	50,786,201	7,488,933
Advertisement production and sponsorship services	2,879,443	3,141,023	8,857,474	1,306,123
Total revenues	64,717,692	58,607,347	59,643,675	8,795,056
Less: Business tax	(774,304)	(2,626,585)	(2,757,039)	(406,553)

Total net revenues	63,943,388	55,980,762	56,886,636	8,388,503

Operating costs and expenses:
Cost of revenues	(64,383,133)	(29,340,334)	(32,707,715)	(4,823,080)
Sales and marketing expenses	(3,237,281)	(5,293,944)	(3,972,271)	(585,751)
General and administrative expenses	(10,887,394)	(7,409,378)	(12,121,812)	(1,787,482)

Total operating costs and expenses	(78,507,808)	(42,043,656)	(48,801,798)	(7,196,313)

Operating income/ (loss)	(14,564,420)	13,937,106	8,084,838	1,192,190

Interest and investment income	3,345,142	858,166	1,270,016	187,277
Other income/ (expense), net	228,942	6,246	(1,287,347)	(189,832)

Income/ (loss) before tax	(10,990,336)	14,801,518	8,067,507	1,189,635
Income tax (expense)/ credit	1,797,990	(4,690,509)	(3,724,709)	(549,246)

Net income/ (loss)	(9,192,346)	10,111,009	4,342,798	640,389

Net income/ (loss) available to ordinary shareholders	(9,192,346)	10,111,009	4,342,798	640,389

Earnings/ (loss) per ordinary share, basic and diluted	(0.012)	0.013	0.006	0.001
Earnings/ (loss) per ADS, basic and diluted	(0.35)	0.38	0.17	0.02

Shares used in calculating earnings/(loss) per ordinary share, basic	788,012,500	788,012,500	788,012,500	788,012,500
Shares used in calculating earnings per ordinary share, diluted	788,012,500	789,873,237	788,012,500	788,012,500
Shares used in calculating earnings/(loss) per ADS, basic	26,267,083	26,267,083	26,267,083	26,267,083
Shares used in calculating earnings/(loss) per ADS, diluted	26,267,083	26,329,108	26,267,083	26,267,083

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	508,778,014	543,670,688	80,169,681
Short-term investments	80,000,000	100,000,000	14,746,000
Notes receivable	1,937,450	-	-
Accounts receivable, net of allowance for doubtful accounts of RMB 6,507,638 and RMB 6,485,798 as of December 31, 2009 and June 30, 2010	375,568	10,242,392	1,510,343
Prepaid expenses and other current assets	66,560,752	56,127,492	8,276,560
Total current assets	657,651,784	710,040,572	104,702,584
Non-current assets:
Property and equipment, net	55,464,401	53,913,170	7,950,036
Total non-current assets	55,464,401	53,913,170	7,950,036

Total Assets	713,116,185	763,953,742	112,652,620

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	50,446,460	106,424,331	15,693,331
Customer advances	20,657,147	22,439,115	3,308,872
Accrued expenses and other current liabilities	17,776,049	19,106,087	2,817,384
Taxes payable	20,519,899	23,314,571	3,437,967
Amount due to related parties	127,068,624	100,490,328	14,818,304
Total current liabilities	236,468,179	271,774,432	40,075,858
Total Liabilities	236,468,179	271,774,432	40,075,858

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 716,375,000 issued and outstanding as of December 31, 2009 and June 30, 2010)	4,893,500	4,893,500	721,596
Additional paid-in capital	332,354,066	333,431,563	49,167,819
Statutory reserves	25,000,000	25,000,000	3,686,500
Retained earnings	114,400,440	128,854,247	19,000,847
Total Shareholders’ Equity	476,648,006	492,179,310	72,576,762

Total Liabilities and Shareholder’s Equity	713,116,185	763,953,742	112,652,620

CHINA MASS MEDIA CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income/ (loss)	(9,192,346)	10,111,009	4,342,798	640,389
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation expense	757,596	809,997	741,029	109,272
Investment income	(2,408,306)	(426,230)	(900,712)	(132,819)
Exchange (gain)/ loss	161,392	84,690	1,406,128	207,348
Share-based compensation	1,085,726	519,777	557,720	82,241
Loss on disposal of property and equipment	-	12,263	-	-
Changes in assets and liabilities:
Notes receivable	250,000	(2,327,289)	4,264,739	628,878
Accounts receivable	22,373,854	(9,421,011)	(445,813)	(65,740)
Prepaid expense and other current assets	(1,021,315)	8,478,143	7,145,623	1,053,694
Amount due from a related party	(391,664)	-		-
Accounts payable	20,293,360	32,393,192	23,584,679	3,477,798
Customer advances	(3,946,321)	4,681,626	(2,899,658)	(427,583)
Accrued expenses and other current liabilities	1,450,150	(2,444,178)	3,774,216	556,546
Taxes payable	(16,380,410)	(2,085,359)	(266,311)	(39,270)
Amount due to related parties	(26,535,414)	(123,360)	(123,360)	(18,191)
Net cash provided by/ (used in) operating activities	(13,503,698)	40,263,270	41,181,078	6,072,563

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments with term of three months or less	70,000,000	(120,000,000)	100,000,000	14,746,000
Purchase of property and equipment	(158,508)	(26,330,276)	(13,358)	(1,970)
Proceeds from investment income	2,487,704	233,162	1,049,616	154,776
Net cash provided by/ (used in) investing activities	72,329,196	(146,097,114)	101,036,258	14,898,806

Cash flows from financing activities:
Distribution made to shareholder in connection with the reorganization	(15,000,000)	-	-	-
Net cash used in financing activities	(15,000,000)	-	-	-

Effect of foreign currency exchange	(161,392)	(84,690)	(1,406,128)	(207,348)
Net increase / (decrease) in cash and cash equivalents	43,664,106	(105,918,534)	140,811,208	20,764,021
Cash and cash equivalents at beginning of the period	1,083,277,296	508,778,014	402,859,480	59,405,660
Cash and cash equivalents at end of the period	1,126,941,402	402,859,480	543,670,688	80,169,681

CHINA MASS MEDIA CORP.
SELECTED OPERATING DATA

	THREE MONTHS ENDED
	June 30, 2009	March 31, 2010	June 30, 2010

Number of programs secured during the period	41	35	35
Total advertising time obtained (seconds)	2,909,160	2,595,780	2,621,970	(1)
Total advertising time sold (seconds)	389,786	118,355	133,695	(2)

(1)
Represents the total amount of time during regular television programs secured through the Company's contracts with CCTV, including 263,250 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,358,720 seconds from CCTV-E and CCTV-F.

(2)	During the three-month periods ended June 30, 2009, March 31, 2010, and June 30, 2010, the company has sold 167,760 seconds, 5,430 seconds and 9,630 seconds of advertisements in CCTV-E and CCTV-F

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS
MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended June 30, 2009			Three months ended June 30, 2010
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating Income/ (loss)	(14,564,420)	1,085,726	(13,478,694)	8,084,838	557,720	8,642,558

Net income/ (loss)	(9,192,346)	1,085,726	(8,106,620)	4,342,798	557,720	4,900,518

(*)The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

CHINA MASS MEDIA CORP.
(Registrant)

Date: September 13, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer